Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Carrizo Oil & Gas, Inc., a Texas corporation, of the information contained in our reserve report that is summarized as in our summary letter dated February 16, 2012, relating to the oil and gas reserves and revenue, as of December 31, 2011, of certain interests of the Company.

We hereby consent to all references to such report, letter, or this firm in the Registration Statement and each Prospectus to which the Registration Statement relates. We further consent to our being named as an expert in the Registration Statement and each Prospectus to which the Registration Statement relates.

/s/ James W Fairchild, P.E.

Fairchild and Wells, Inc.
TBPE Firm Registration No. F-6695

Houston, Texas
May 18, 2012